United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐    No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐    No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-        .)

Table of Contents:

Press Release	3
Signature Page	4

2

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NOTICE TO SHAREHOLDERS ANNUAL GENERAL MEETING NOMINATIONS OF CANDIDATES TO THE BOARD OF DIRECTORS AND AUDIT COMMITTEE BY MINORITY SHAREHOLDERS VALE SA ("Vale" or "Company") hereby reports that it has received from Aberdeen Asset Management PLC, on its own behalf and that of investment funds and portfolios being managed by its corporate group ("Aberdeen"), in their capacity as Minority shareholders of Vale, the nominations of the following candidates [for election] to the Board of directors of Vale in separate votes: i) ISABELLA SABOYA, as candidate for full member of the Board of Directors of Vale, to run at the separate election by the holders of ordinary shares issued by Vale, at Ordinary General Meeting to be held on 20 April 2017, pursuant to article 141, §4, subsection I of Law no. 6404/76; ii) SANDRA GUERRA, as candidate for full member of the Board of Directors of Vale, to run at the separate election by the holders of preferred shares issued by Vale , at the Ordinary General Meeting to be held on 20 April 2017, pursuant to article 141, §4, subsection II of Law no. 6404/76; iii) In the event that the [numbers of] holders of ordinary shares and preferred shares issued by Vale do not reach the quorums set forth in the items above, SANDRA GUERRA and ISABELLA SABOYA, as candidates for full and alternate member respectively of the Board of Directors of Vale, to run in separate elections by the holders of ordinary and preferred shares issued by Vale, at the Ordinary General Meeting to be held on April 20, 2017, pursuant to applicable law. The aforementioned minority shareholders have submitted to Vale their declarations of good standing (lack of impediment), résumés and the information provided in items 12.5 to 12.10 of the Reference Form of the aforementioned candidates, in accordance with Annex I.

Annex I Holders of ONs - Isabella Saboya de Albuquerque: Member of the Board of Directors of FCP PAR Broker and of the Fiscal Council of Mills S.A. She was a member of the Board of Directors and Coordinator of the Audit Committee of Br Malls Participações S.A. (2016). Is Board member of Directors of the IBGC (2016-18). She was co-manager of Jardim Botânico Investments (2009 to 2015), analyst and co-manager of Professional Investor (2001-2009). Member of the Board of Directors of Dimed/Panvel (2006/07) and Casashow (2008/09). Alternate member of the CA of Mills S.A. (2008/09). Member of the Fiscal Council of Café Iguaçú (2002/04) and Dimed Panvel (2004/05). Adviser to the CVM's presidency (2000 and 2001), having participated in the formulation of the Law Reform Project of S.A. and the GTMC (capital markets working group). Worked on the formulation of a Code of Corporate Governance launched by CVM. Head of the analysis department of Banco Icatu (1999-2000). Senior analyst of Banco Icatu (1995-2000). Member of the Board of the IBGC (2016/17). She graduated in Economics from Pontifical Catholic University of Rio de Janeiro – PUC-RJ (1993). Holder for PNs - Sandra Guerra: Managing Partner of Better Governance Consulting Services (2005 - current); Member of the Board of Directors of: Global Reporting Initiative (GRI) (2017 - current), Copel S.A. (2016 - current), Vix Logística S.A. (2015 - current) Group Solvi (2011-2013), Coteminas S.A. (2007 -2012), International Corporate Governance Network - ICGN (2001-2004), Mundomedia S.A. (2000-2002), Brazilian Institute of Corporate Governance - IBGC (1995-2001); Member: The Nomination Committee (2012-2015) in the ICGN, of ICGN Principles Revision Committee (2009), ICGN Annual Congresses (2007-2009), ICGN Award Committee (2006-2007), Member: International Committee (2009-2012), the Corporate Governance Committee (2008) and the Certification Committee (2008-2009) in the IBGC; Coordinator: of the Organization and People Committee of the Itapemirim Group (2010-2013), of Companies Circle Corporate Governance in Latin America (2005-2012), of ICGN Annual Congress in Rio de Janeiro (2002-2004), 10-year-old Committee IBGC 10 (2005) and the Committee of the Annual Congress (2001-2003-2007); President of the ICGN Award Committee (2008-2010); Member of the Advisory Board of the Itapemirim Group (2009-2013) and InVent (2002-2003); Marketing Director of CPM S.A. (2000-2005); Country Manager of the Institute for International Research of Brazil - IIR (1996-1999); Partner and Senior Consultant of Paradygma Marketing and Communication (1991-1996); Associate Director of the Mutual Advisory Department (1982-1991); Journalist on radio and television stations (1975-1987). Master of Business Administration from FEA/USP - University of São Paulo. Bachelor in Social Communication, - Journalism – University of São Paulo, SP.

CLEARANCE CERTIFICATE FOR MEMBER OF THE BOARD OF DIRECTORS OF VALE S.A. Name: Isabella Saboya de Albuquerque Nationality: Brazilian Marital Status: Divorced Address: Rua Povina Cavalcanti, 153/1301, Rio de Janeiro - RJ, Zip Code: 22610-080 Position held in the Company: Deputy Director Profession: Consultant CPF/CNPJ: 017.919.007-55 Identity and issuing office: RG 08423778-3 IFP/RJ Address to receive service of process in general: Rua Povina Cavalcanti, 153/1301, Rio de Janeiro - RJ, Zip Code: 22610-080 I declare for the due purposes and under the terms of CVM Instruction no. 367/02, article 147 of Law no. 6.404/76 and article 1.011 of Law no. 10.046/02, that: I - I am not barred by special law nor have I been sentenced for bankruptcy, prevarication, bribery, corruption, embezzlement, against welfare, public faith or property, or criminal penalty that prohibits, even if temporarily, the access to public offices; II – I meet the requirement of good standing established on paragraph 2 of Article 147 of Law no. 6.404/76 and; III - I do not hold office in an advisory council, board of directors or audit committee in a company that may be considered a company’s competitor and I do not maintain or represent conflict of interests with the company, in accordance with items I and II of paragraph 3, Article 147 of Law no. 6.404/76. This statement is signed in 2 (two) counterparts of equal content, with one counterpart being filed in the company’s headquarters. Place and date: Rio de Janeiro, March, 27th, 2017 Signature Isabella Saboya de Albuquerque

Items 12.5 to 12.10 of the Reference Form 12.5-Registration Data and Professional Experience: Name: Isabella Saboya de Albuquerque Date of Birth: 08/25/1970 Administrative body: Candidate for Director Date of election: 04/20/2017 Date of Taking Office: by 05/19/2017 Term of Office: 2 years Number of Terms in Office: Consecutive - N/A CPF: 017.919.007-55 Profession: Consultant Elective position to be occupied: Independent Alternate Board Member (Effective) Was elected by the controller: No Other Positions or Duties exercised at Vale: N/A Percentage of participation in meetings: N/A Professional experience / Declaration of possible convictions / Criteria of Independence Isabella Saboya de Albuquerque - 017.919.007-55 Isabella Saboya de Albuquerque: Member of the Board of Directors of FCP PAR Corretora and of the Audit Committee of Mills S.A. She was a member of the Board of Directors and Coordinator of the Audit Committee of Br Malls Participações S.A. (2016). She is a member of the Board of Directors of IBGC (2016-18). She was co-manager of Jardim Botânico Investments (2009 to 2015), analyst and co-manager of Investidor Profissional (2001-2009). Member of the Board of Directors of Dimed/Panvel (2006/07) and Casashow (2008/09). Alternate member of the Board of Directors of Mills S.A. (2008/09). Member of the Audit Committee of Café Iguaçú (2002/04) and Dimed Panvel (2004/05). Adviser to the CVM's presidency (2000 and 2001), having participated in the reform project of the Business Corporation Act and of the GTMC (capital markets work group). Worked on the formulation of a Code of Corporate Governance launched by CVM. Head of the analysis department of Banco Icatu (1999-2000). Senior analyst of Banco Icatu (1995-2000). She graduated in Economics from Pontifical Catholic University of Rio de Janeiro – PUC-RJ (1993). She is CFA (Certified Financial Analyst - AIMR 2000) and Director certified by IBGC (2015). She is not related to any of the following events: (i) any criminal conviction; (ii) any conviction in an administrative proceeding of CVM; and (iii) any conviction in the judicial and administrative spheres. 12.6 - Percentage of Participation in Board Meetings in the last fiscal year, carried out by the respective organ that occured after the tenure in Office

Director: Isabella Saboya de Albuquerque Participation in meetings (%): Not applicable 12.7 - Information mentioned in item 12.5 in relation to members of statutory committees, as well as audit committees, risk, financial and remuneration, even if such committees or structures are statutory: Does not participate in any Company committee 12.8 - Information on her performance as a member of the statutory committees, as well as on the audit committees, risk, financial and remuneration: Does not participate in any Company committee 12.9 - Information on the existence of a marital relationship, steady union or kinship up to the third degree between: a. Company directors: There is no relationship between the Board Members indicated between them. b. (i) managers of the Company and (ii) managers of the Company's direct and indirect subsidiaries There is no relationship of parentage between the appointed directors and the directors and directors of companies controlled directly or indirectly by the Company. c. (ii) managers of the Company or its subsidiaries, direct or indirect and (iii) direct or indirect controlling shareholders of the Company There is no relationship of parentage between the Alternate Board of Directors Members indicated and the Company's controlling shareholders d. (i) managers of the Company and (ii) managers of the Company's direct and indirect subsidiaries There is no relationship of parentage between the Alternate Board of Directors Member indicated and the administrators and the audit committee of the Company's direct or indirect subsidiaries 12.10 - Information about relationships of subordination, service or control maintained, in the last 3 (three) financial years, between the management of the Company a. company controlled, directly or indirectly, by the Company Not applicable, since relationships of subordination are nonexistent, provision of service or control maintained, in the last 3 (three) financial years, between the Counselor indicate and company controlled directly or indirectly by Vale. b. Direct or indirect controller of the Company

Not applicable, since subordination relations are nonexistent, service or control maintained, in the last 3 (three) financial years, between the Counselor and direct or indirect controllers of the Valley. It is worth noting that from April to July 2016, Isabella was Fiscal Council of Bradespar indicated by minority shareholders (GAP) c. If relevant, provide, customer, debtor or creditor of the company, of your controlled or controlling shareholders or subsidiaries of any of these people. Not applicable, since subordination relations are nonexistent, service or control maintained, in the last 3 (three) financial years, between the Counselor and suppliers, customers, debtors or creditors of the Valley, its subsidiaries or its controlling shareholders or subsidiaries of any of these people. Isabella Saboya de Albuquerque

Isabella Saboya, CFA Corporate Governance isaboya@hotmail.com Rio de Janeiro/Brasil +55 21 98222-8180/ 3323-0182 Age: 46 Goal To be a Board member in listed and unlisted companies Experience Board member at FPC PAR Corretora de Seguros SA October 2015 – actual Strategy and management monitoring. Best corporate governance practices implementation. Related party transactions committee. Fiscal Council member at Mills SA October 2016 – actual Inspection of administrators’ acts and checking their compliance with legal and statutory duties . Providing an opinion on the annual management report Board member at BR Malls Participações SA May 2016 – March 2017 (11 months) Strategy and management monitoring. Best corporate governance practices implementation. Audit Committee coordinator. Member of AMEC’s work group for a Stewardship Code November 2015 – October 2016 (11 months) AMEC is the Association of Capital Markets Investors in Brazil. I am responsible for writing the Code to be launched in Oct/16. Partner at Jardim Botanico Investimentos July 2009 - February 2015 (5 years 8 months) Partner and member of JBI's investment team. Domestic and international roadshows raising AUM from USD 45 Mn in Jul/09 to USD 370 Mn in Nov/13. Elaboration of a corporate governance filter to select JBI’s universe of analysis. Partner at Investidor Profissional September 2001 - April 2009 (7 years 8 months) Domestic and international roadshows raising AUM from USD 130 Mn in 2001 to USD 1.6 Bn in 2007. Board Member at Mills SA January 2009 - May 2009 (5 months) Approval and monitoring of 2009's budget. Strategy and return analysis of the company's 4 businesses. Board Member at Casashow SA August 2008 - May 2009 (10 months) Set up growth strategy and approve 2009 budget. Supervise management. Board Member at Dimed April 2006 - April 2007 (1 year) Set up an active Board of Directors with independent board members and an annual meeting calendar Corporate Governance Manager - Assistant to the Chairman at Comissão de Valores Mobiliários (CVM) - Brazilian SEC March 2000 - September 2001 (1 year 7 months) Worked on the Reform of the Brazilian Corporate Law, approved by the Lower House in March, 2001. Member of the group formed to restructure the rules concerning pension funds asset allocation – the new resolution creates significant incentives for investing in companies with high standards of corporate governance. Involved in the reform of CVM instructions about delisting and public tender offers, focusing on a greater degree of protection to minority shareholders and taking into accou nt a highly illiquid local capital market. Worked on CVM’s Corporate Governance Code.

Head of Research at Banco Icatu April 1999 - February 2000 (11 months) Coordinated a team of nine sell-side analysts. Conducted the equity research team through the merger of Icatu’s broker dealer/research business with Banco BBA Creditanstalt in June 1999. Equity Research Analyst at Banco Icatu August 1995 - April 1999 (3 years 11 months) Detailed financial analysis (BS, IS, FCF) of top-tier Brazilian corporations and their respective industries. IPO and M&A experience. Industry coverage included: mining, steel, petrochemical, paper & pulp, electric utilities and real estate. Corporate Sales Officer at Banco Icatu June 1993 – August 1995 (2 years 3 months) Trade financial products (swaps, fixed income securities, export notes, etc). Prospected clients to Icatu’s institutional asset management focused on equity investment. Private Banking business development. Education Pontifícia Universidade Católica do Rio de Janeiro BA, Economics, 1990 – 1993 Organizations IBGC Member of the Board 2016-17 – Audit Committee coordinator IBGC Member of the Board 2006 Associated since May 2004 Certifications IBGC Certified Board Member Since October 2015 CFA AIMR License 699509 Since August 2000 ANBID – CPA 20 Registered in CVM as Securities Consultant Since Dec 8th, 2006 Registered in CVM as Portfolio Manager Since Apr, 2015 Courses Corporate Valuation – Prof. Aswath Damodaran from NYU – Stern Sept. 1997 and Mar 2006 Capital Markets and Corporate Law – Law School – FGV Apr to Jul 2003 Audit Committee – IBGC 8 hours in Oct, 2016

CLEARANCE CERTIFICATE FOR MEMBER OF THE BOARD OF DIRECTORS OF VALE S.A. Name: Sandra Maria Guerra de Azevedo Nationality: Brasilian Marital Status: Widow Address: Rua Diogo Jacome 518, B. 3/232 São Paulo – SP, Zip Code: 04512-001 Position held in the Company: Board Member of Directors Profession: Consultant CPF/CNPJ: 947.562.798-72 Identity and organ consignor: RG 5.146.339-8 SSP/SP Address to receive citations in general: Rua Diogo Jacome 518, B. 3/232 São Paulo – SP, Zip Code: 04512-001 I declare for the due purposes and under the terms of CVM Instruction no. 367/02, article 147 of Law no. 6.404/76 and article 1.011 of Law no. 10.046/02, that: I - I am not barred by special law nor have I been sentenced for bankruptcy, prevarication, bribery, corruption, embezzlement, against welfare, public faith or property, or criminal penalty that prohibits, even if temporarily, the access to public offices; II – I meet the requirement of good standing established on paragraph 2 of Article 147 of Law no. 6.404/76 and; III - I do not hold office in an advisory council, board of directors or audit committee in a company that may be considered a company’s competitor and I do not maintain or represent conflict of interests with the company, in accordance with items I and II of paragraph 3, Article 147 of Law no. 6.404/76. This statement is signed in 2 (two) counterparts of equal content, with one counterpart being filed in the company’s headquarters. Place and date: Rio de Janeiro, March, 27th, 2017 Signature Sandra Maria Guerra de Azevedo

Items 12.5 to 12.10 of the Reference Form 12.5-Registration Data and Professional Experience: Name: Sandra Maria Guerra de Azevedo Date of birth: 04/27/1955 Administrative body: Candidate for Director Date of election: 04/20/2017 Date of Taking Office: until 05/19/2017 Term of Office: 2 years Number of Terms in Office: Consecutive - N/A CPF: 947.562.798-72 Profession: Consultant Elective position to be occupied: Independent Alternate Board Member (Effective) Was elected by the controller: No Other Positions or Duties exercised at Vale: N/A Percentage of participation in meetings: N/A Professional experience / Declaration of possible convictions / Criteria of Independence Sandra Maria Guerra de Azevedo - 947.562.798-72 Sandra Guerra: : Managing Partner of Better Governance Consulting Services (2005 - current); Member of the Board of Directors of: Global Reporting Initiative (GRI) (2017 - current), Copel S.A. (2016 - current), Vix Logística S.A. (2015 - current) Group Solvi (2011-2013), Coteminas S.A. (2007 -2012), International Corporate Governance Network - ICGN (2001-2004), Mundomedia S.A. (2000-2002), Brazilian Institute of Corporate Governance - IBGC (1995-2001); Member: The Nomination Committee (2012-2015) in the ICGN, of ICGN Principles Revision Committee (2009), ICGN Annual Congresses (2007-2009), ICGN Award Committee (2006-2007), Member: International Committee (2009-2012), the Corporate Governance Committee (2008) and the Certification Committee (2008-2009) in the IBGC; Coordinator: of the Organization and People Committee of the Itapemirim Group (2010-2013), of Companies Circle Corporate Governance in Latin America (2005-2012), of ICGN Annual Congress in Rio de Janeiro (2002-2004), 10-year-old Committee IBGC 10 (2005) and the Committee of the Annual Congress (2001-2003-2007); President of the ICGN Award Committee (2008-2010); Member of the Advisory Board of the Itapemirim Group (2009-2013) and InVent (2002-2003); Marketing Director of CPM S.A. (2000-2005); Country Manager of the Institute for International Research of Brazil - IIR (1996-1999); Partner and Senior Consultant of Paradygma Marketing and Communication (1991-1996); Associate Director of the Mutual Advisory Department (1982-1991); Journalist on radio and television stations (1975-1987). Master of Business Administration from FEA/USP - University of São Paulo. Bachelor in Social Communication, - Journalism – University of São Paulo, SP. Certified as Alternate Board Member of Directors by IBGC (2009) And as Mediator by Center for Effectie in Dispute Resolution (CEDR), in London (2010).

She is not related to any of the following events: (i) any criminal conviction; (ii) any conviction in an administrative proceeding of CVM; and (iii) any conviction in the judicial and administrative spheres. 12.6 - Percentage of Participation in Board Meetings in the last fiscal year, carried out by the respective organ that occured after the tenure in Office Not applicable. 12.7 - Information mentioned in item 12.5 in relation to members of statutory committees, as well as audit committees, risk, financial and remuneration, even if such committees or structures are statutory: Does not participate in any Company committee 12.8 - Information on acting as a member of the statutory committees, as well as on the audit committees, risk, financial and remuneration: Does not participate in any Company committee 12.9 - Information on the existence of a marital relationship, stable union or kinship up to the third degree between: a. Company directors: There is no relationship between the Board Members indicated between them. b. (i) manager of the Company and (ii) managers of the Company's direct and indirect subsidiaries There is no relationship of parentage between the Alternate Board of Directors member indicated and the directors and Alternate Board of Directors member of companies controlled directly or indirectly by the Company. c. (ii) managers of the Company or its subsidiaries, direct or indirect and (iii) direct or indirect controlling shareholders of the Company There is no relationship of parentage between the Alternate Board Member of Directors indicated and the Company's controlling shareholders d. (i) managers of the Company and (ii) managers of the Company's direct and indirect subsidiaries There is no relationship of parentage between the Alternate Board of Directors Member indicated and the administrators and the audit committee of the Company's direct or indirect subsidiaries 12.10 - Information about relationships of subordination, service or control maintained, in the last 3 (three) financial years, between the management of the Company

a. company controlled, directly or indirectly, by the Company Not applicable, since subordination relations are nonexistent, service or control maintained, in the last 3 (three) financial years, between the Counselor indicate and company controlled directly or indirectly by Vale. b. Direct or indirect controller of the Company Not applicable, since subordination relations are nonexistent, service or control maintained, in the last 3 (three) financial years, between the Counselor and direct or indirect controllers of the Valley. It is worth noting that from April to July 2016, Isabella was Fiscal Council of Bradespar indicated by minority shareholders (GAP) c. If relevant, provide, customer, debtor or creditor of the company, of your controlled or controlling shareholders or subsidiaries of any of these people. Not applicable, since subordination relations are nonexistent, service or control maintained, in the last 3 (three) financial years, between the Counselor and suppliers, customers, debtors or creditors of the Valley, its subsidiaries or its controlling shareholders or subsidiaries of any of these people. Sandra Maria Guerra de Azevedo

SANDRA GUERRA

- Career developed as an executive, board director, chair of the board and consultant.
- Positions as CEO or executive in the c-suite of Brazilian and multinational companies.
- Experience includes Board of Directors of listed and non-listed companies; national and international NGOs focused on governance and sustainability and advisory board of family owned company.
- As executive or board director, she has been active in the following industries: electric energy, logistics, transportation, textile, waste management, water & sewage, renewable energy, information technology, training and development, communication, internet, radio and television.
- Participation in strategic planning processes and organizational restructuring.
- Experienced in implementing innovative projects, start-ups, and initiatives which have called for a huge transformation effort and a change in culture and paradigms.
- Consultant for corporate governance (CG) and board improvement projects

Corporate Governance: 21 years of work developed in this area, having participated in the concept's introduction in Brazil.

1. **Corporate governance consultant** at Better Governance (since 2005)
2. **Board Director** - Member of Board of Directors of listed and non-listed companies and member of Advisory Board of family-owned group of companies. Director at not for profit organizations. (since 1995)
3. **Board and Committees chair** – experience as chair of the board and chair of audit committee in a holding company and as chair of a not for profit organization. (since 2011).
4. **Creation of IBGC** - Co-Founder of the Brazilian Institute of Corporate Governance in 1995. IBGC Board member for 5 years and Executive Officer for a year and a half. (1995-2001). Chair of the Board (2012-2016).
5. **Drafting of the first Brazilian governance code**– Participation in the creation of the first Code of Best Practices in 1999, and its review in 2001,2009 and 2015.
6. **Latin American Corporate Governance Roundtable in Brazil** – In 2000, she was part of the group bringing to Brazil the first Latin American initiative of the joint effort by OECD – Organization for Economic Cooperation and Development, World Bank and IFC – International Financial Corporation – to start a dialogue on CG policy in the region. The initiative's main activity is the series of *Roundtables* in the region, the first of which was held in São Paulo.
7. **Companies Circle of the Latin American Corporate Governance Roundtable –** Co-ordinator the reference group of 14 companies in Latin American created by IFC and OECD.(2005-2012)
8. **Board member** of ICGN - International Corporate Governance Network, the main world organization on CG for two times (2001-2004 and 2010 -2012)
9. **Member of the Council of IIRC (International INtegrated Reporting Council)** coalition dedicated to the evolution of corporate reporting.
10. **Top 10 Architects of Governance 2004 and Top 10 Stars of Corporate Governance in 2010** – Nominated among the 10 top international personalities who most influenced international CG in 2004 and 2010 – Global Proxywatch, The Newsletter of International Corporate Governance and Shareowner Value- December 2004; December 2010.
11. Author of **"The black box of governance. The board of director revealed by who lives inside it"**

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PROFESSIONAL BACKGROUND Current positions and activities Better Governance Consulting Services Managing Partner Since 2005 Brazilian-based consultancy dedicated to help companies, organizations and countries to improve corporate governance understanding, awareness and improvement. Vix Logística S.A. Member of Board of Directors Member of Governance and People Committee Since 2015 Since 2016 Specialized in customized logistics solutions, VIX Logística is one of the largest companies in the country. It operates in leasing and fleet management, people transportation, material handling, automotive logistics and dedicated logistics , with operations ranging from north to south of Brazil and in the Mercosur. In 2014 , the company closed the year with more than 9000 employees, a turnover of R$ 1.2 billion and a fleet of over 6000 vehicles and equipment. With certifications in quality, environment , health and safety , the pursuit of service excellence has earned achievements and recognitions as the Samarco Excellence Award and also the Supplier Value Award from Vale. Copel S.A. Member of Board of Directors Since 2016 Copel – Companhia Paranaense de Energia – generates, transmits, distributes and trades electric energy, and also provides telecommunication services. The Company is one of the largest electric power facilities in Brazil. Currently, Copel directly serves 4.4 million customers units in 395 municipalities and 1,113 localities (districts, villas and villages). Copel has 29 own plants (16 hydroelectric power plants, 1 thermal power plant and 12 wind farms), operates 2 hydroelectric power plants under the quota regime, and holds interests in another seven energy generation projects (1 thermal power plant and 6 hydroelectric power plants) in operation, totaling an installed capacity of 5,628.6 MW, referred to Copel´s stake. Copel also holds a 49% interest in other 4 wind farms with 108 MW of installed capacity ready to operate, waiting for the conclusion of the transmission of responsibility from other agents. In addition, another 13 wind farms and two hydroelectric power plants are under construction. In order to transmit and distribute the generated energy, the Company has 5,620 km of transmission lines and 195,052 km of distribution lines, making up Brazil’s third largest distribution network. Its workforce is composed of 8,563 employees. Copel’s shares are traded at BM&FBOVESPA (Level 1 of Corporate Governance), New York Stock Exchange and Latibex.. Global Reporting Initiative (GRI) Member of Board of Directors Since 2017 GRI is an international independent organization that helps businesses, governments and other organizations understand and communicate the impact of business on critical sustainability issues such as climate change, human rights, corruption and many others. Past Positions and activities IBGC – Brazilian Institute for Corporate Governance Chair of the Board of Directors 2012-2016 Leading corporate governance organization in Brazil. Currently, with over 1,500 members, IBGC holds conferences, carries out research and offers courses, from which some 4,000 students have graduated. IIRC – International Integrated Reporting Council Member of the Council 2012-2016 A global coalition of regulators, investors, companies, standard setters, the accounting profession and NGOs that are putting together the next step in the evolution of corporate reporting. Grupo Solví 2

Member of Board of Directors ***2011-2013***
Chair of the Board ***2012***
Solví is the result of the management buyout of Suez Group in Brazil in 2006, a holding company investing in the following industries: waste management, water & sewage, renewable energy and engineering. Its operations were spread in 171 Brazilian cities, besides 16 in Peru. The group registered revenues of BRL 2,2 billion in 2012 and 21.000 employees.

Solví Valorização Energética – SVE
Member of Board of Directors ***2013***

Grupo Solví's renewable energy company.

Solví Saneamento
Member of Board of Directors ***2012***
Grupo Solví's water and sewage business holding company.

Grupo Itapemirim
Member of Advisory Board ***2009-2013***
Founded in 1953, in Cachoeiro do Itapemirim, State of Espírito Santo, the family owned group operates in the following industries: passengers transportation, mining, car and truck dealers, roadways restaurants and agribusiness. In the past the group also operated in cargo transportation sector. In its main business – passengers transportation - the group covered in 2012 70% of the country, connecting 22 Brazilian states and serving 70.000 passengers over 10 million kilometers by month.

Companies Circle – The Latin American Corporate Governance Roundtable
Coordinator ***2005 - 2012***
A reference group in CG in the region comprised of 17 companies, launched by OECD and IFC/World Bank group.

Coteminas S.A.
Member of the Board of Directors ***2007-2010***
Coteminas S.A. is a vertically integrated textile company, manufacturing textile home and apparel products in twenty two factories in Argentina, Brasil, México and US. Its traditional brand names (Wamsutta, Springmaid, Artex, Santista, Calfat, Garcia, Arco-Íris, Fantasia, among any others) are traded in domestic and global markets. Coteminas is a holding company with revenues in 2009 of R$ 3.100 million and 15 thousand employees. It's direct subsidiaries are Springs Global Participações S.A. and Companhia Tecidos Santanense. Coteminas trades its shares at BM&FBOVESPA, in Brazil.

CPM S.A. (later CPM Braxis and now Cap Gemini)
Marketing Officer ***2000- 2005***
CIO – Chief Information Officer and Marketing Officer ***2003***
An information technology company providing advisory, outsourcing, and independent integration services; the only non-global brand among IT service leaders operating in the country. At the time, controlled (51%) by a group of investors led by Deutsche Bank Capital Partners, with Bradesco bank (49%) as the Brazilian partner. As Marketing Officer, she conducted an innovation in the company's marketing processes, and a change in the brand's perception in the market.
As CIO, led a team made up of 51 members, serving 2,800 users in 4 sites in Brazil, with a R$ 7 million budget, having implemented a profound change in the area.

ICGN – International Corporate Governance Network, London – UK
Member of the Board of Directors ***2010-2012 / 2001-2004***
Member of Nomination Committee ***2012-2015***
Member of ICGN Principles Revision Committee ***2009***
The world's leading corporate governance organization geared to investors. Its members manage US$ 26 trillion in assets. ICGN tries to reach a global agreement on corporate governance in capital markets and, most importantly, establish the best practices both for issuers and investors.

InVent
Member of the Advisory Board ***2002 - 2003***
A venture capital company with a total of R$ 40 million of the Fundo IP.com (Investidor Profissional) invested in companies using the internet as a tool in the entertainment, retail, and marketing segments: Via Global, Elefante, O Carteiro, Comunique-se, Central de Desejos.

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Mundomedia S.A. Member of the Board of Directors 2000 - 2002 Online media start-up, managed initially by the founding partners, and later funded by the Fundo IP.com (Professional Investor), which originally owned a 17% stake, but in 2001 took control of the company. Initially, nominated to the Board by one of the founding partners, and later invited by Fundo IP.com to stay on, when the fund took over. IBGC – Brazilian Institute for Corporate Governance Co-founder Chair of the Board Board Director Executive Officer 1995 2012-2016 1995 - 2001 1999 - 2001 IIR – Institute for International Research do Brasil Country Manager 1996 - 1999 Paradygma Marketing e Comunicação Partner, Senior Consultant 1991 - 1996 Mútua Assessoria de Comunicação Managing Partner 1982 - 1991 As a journalist on radio and TV stations 1975 – 1987 ACCREDITATIONS Accredited Director of the Board – IBGC – Brazilian Institute of Corporate Governance - 2009 Accredited Mediator at CEDR – Centre for Effective Dispute Resolution, in London – 2010. • • EDUCATION BACKGROUND, COURSES AND CONFERENCES M.Sc. in Business Administration at School of Economics, Business and Accountancy of University of São Paulo (USP). Her thesis title was “The roles of the board of directors in listed companies in Brazil” – 2009 GNDI –Global Network of Directors Institute/NACD-National Association of Corporate Directors, Global Cyber Summit, 2015 Washington-DC NACD, BOARDROOM AGENDA: CYBER, 2015 – Washington - DC IBGC Study Tour: Germany – 2015; Sidney – 2013; Stockholm and Helsinki – 2011; London and Paris - 2010. IBGC. Board of Directors Annual Conference. – 2013, 2014, 2015, 2016 Wharton, Stanford and Chicago Universities - The Directors Consortium - 2005, Chicago Training for Members of the Board of Directors – IBGC, 2005. Training on Basic Accounting – IBGC, 2005. Accounting Training for Non-Accountants – Delloite, 2005. OECD/World Bank Latin America Corporate Governance Roundtables - São Paulo-2000, Buenos Aires – 2001, Mexico City – 2002, Santiago – 2003, Rio de Janeiro – 2004, Lima – 2005, Buenos Aires-2006, Medellín – 2007, Mexico – 2008, Santiago – 2009, Rio – 2010, Lima - 2011. ICGN Annual Conference - New York – 2000, Tokyo – 2001, Milan – 2002, Amsterdam – 2003, Rio de Janeiro – 2004, London – 2005, Washington – 2006, Cape Town – 2007, Seoul-2008, Sydney – 2009, Paris – 2011, Rio – 2012, New York – 2013. IBGC – Brazilian Conference on Corporate Governance – 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012, 2013, 2014,2015, 2016. Bachelor’s degree in Social Communications, having majored in Journalism - Universidade Paulista, SP – 1977. • • • • • • • • • • • • • OTHER INFORMATION Fluent in English and Spanish. Good working knowledge of French and an average knowledge of Italian. • 4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017		Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations

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